July 19, 2012

Via EDGAR

Christina DiAngelo
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Securities and Exchange Commission Comments Regarding Various Filings of the Diamond Hill Financial Trends Fund, Inc. (Investment Company Act File # 811‐05734 and CIK # 0000852954)

Dear Christina:

On behalf of the Diamond Hill Financial Trends Fund, Inc. (the “Fund”), we wish to respond by this letter to the comments of the Securities and Exchange Commission (“SEC”) staff (the “Staff”) regarding the various filings noted below. You conveyed the Staff’s comments to me, Trent Statczar (Assistant Treasurer), Gary Young (Treasurer) and Karen Colvin (Vice President) in a telephone conversation on June 4, 2012. Each comment from the Staff and the corresponding response for the Fund are set forth below.

December 31, 2011 Form N-CSR Filing (the “Annual Report”)

Comment: In reviewing the Statement of Assets and Liabilities, the Staff noted that there was no payable for Trustee Fees listed. To the extent that the Fund had a payable to the Trustees, the Staff would expect the Fund to disclose this payable in effort to comply with Regulation S-X Rule 6-04.

Response: All Trustee Fees for the fiscal year ending December 31, 2011 were paid prior to the end of the period and therefore the Statement of Assets and Liabilities correctly stated no payable. To the extent that the Fund has a payable to the Trustees in a future reporting period, the payable will be listed on the Statement of Assets and  Liabilities in shareholder reports.

Comment: In reviewing the Financial Highlights for the Fund, the Staff noted that the Fund adequately presented the ratio of expenses to average net assets including the dividends on securities sold short and excluding the dividends on securities sold short. The Staff would like to encourage the Fund to streamline the presentation of the Financial Highlights. The Staff recommends that only the gross and net expense ratios be included in the Financial Highlights and that the Fund include in a separate table or a footnote, the ratio of expenses to average net assets excluding the dividends on securities sold short.

Response: Management will consider moving the ratio of expenses to average net assets excluding the dividends on securities sold short from the Financial Highlights to a separate table or a footnote in future shareholder reports.

December 31, 2010 Form N-SAR Filing (the “N-SAR”)

Comment: In reviewing the Fund’s filing history, the Staff noted that the N‐SAR filing was amended. The Staff would like to understand the nature of this amendment and remind the Fund to include in the future an explanation of why a filing is amended with the amended filing.

Response: The December 31, 2010 Form N‐SAR Filing was amended to reflect the appropriate date of the auditor’s internal control letter filed as an appendix to the Form N‐SAR. The appendix in the initial filing was missing the  date of Ernst & Young’s internal control letter. In the future, Management will include an explanation in the event it is necessary to file an amended filing.

We acknowledge that (1) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (2) comments by the Staff of the SEC or changes to the disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any questions regarding the responses set forth above, please contact me at (614) 255-5549.

Sincerely,

 /s/ Trent Statczar

Trent Statczar
Assistant Treasurer, Diamond Hill Financial Trends Fund, Inc.